November 19, 2004

By Facsimile and U.S. Mail

John J. Spidi, Esq.
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, DC 20005

	Re:	Wells Financial Corporation
		Schedule TO-I/ 13E-3, Amendment No. 4
		Filed November 19, 2004

Dear Mr. Spidi:

	We have the following comment on the above-referenced filing:

1. We note the board`s determination to provide no further consideration to the Opportunity Partners proposed offer, which would provide security holders consideration of $35 per share in cash, a premium of at least $3.50 over the consideration to be received in the company`s proposed transaction. Revise the Schedule 13e-3 and Schedule TO to clarify what consideration the board gave to this offer. Also revise the disclosure document to provide a revised fairness determination and to clarify what consideration the board gave to obtaining a revised financial advisor`s opinion in light of the higher offer.  It appears that the determination required by
Item 1014 of Regulation M-A should take into account this higher offer, pursuant to Instruction 2(viii) to that Item. We note that
Opportunity Funds has stated that the only condition to the offer is regulatory approval. Finally, we note in your press release filed today and attached to the amended Schedule TO and 13E-3 that the
company reiterated that its offer expires today at 5 p.m.   In
light of this new information, which appears to be a material change to the offer, Wells should extend the offer at least an additional five business days from the date it disseminates these material changes, as required by Rule 13e-3(d), 13e-4(d)(2) and 13e-4(e)(3).

Respond to our comment today. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.


Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions